082-03470




ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

20th July, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P.J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Shareholding Pattern as on Quarter ended 30th June, 2010

We enclose the Company's Shareholding Pattern as on quarter ended 30th June, 2010 in the prescribed format, in terms of the requirement of Clause 35 of the Listing Agreement.

The said Shareholding Pattern is also being posted on the Corporate Filing and Dissemination System (CFDS) in terms of Clause 52 of the Listing Agreement.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above



(I)(a) Statement showing Shareholding Pattern

Name of the Company : ITC Limited
Scrip Code, Name of the scrip, class of security : Scrip Code - ITC (NSE), 500875 (BSE) , 10000018 (CSE); Name of the scrip - ITC LTD; Class of security - Ordinary Shares
Quarter ended : 30th June, 2010

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares		Shares pledged or otherwise encumbered	
					As a percentage of (A+B)	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX) = (VIII)/(IV)*100
(A)	Promoter and Promoter Group							
(1)	Indian							
(a)	Individuals / Hindu Undivided Family	0	0	0	0.00	0.00	0	0.00
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00	0	0.00
(c)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (specify)	0	0	0	0.00	0.00	0	0.00
	Sub-Total (A)(1)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
(2)	Foreign							
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (specify)	0	0	0	0.00	0.00	0	0.00
	Sub-Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	0	0.00
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
(B)	Public shareholding						N.A.	N.A.
(1)	Institutions						N.A.	N.A.
(a)	Mutual Funds / UTI	259	558369136	558102106	14.68	14.62		
(b)	Financial Institutions / Banks	135	2228698	1918543	0.06	0.06		
(c)	Central Government / State Government(s)	0	0	0	0.00	0.00		
(d)	Venture Capital Funds	0	0	0	0.00	0.00		
(e)	Insurance Companies	26	844255088	838875713	22.19	22.11		
(f)	Foreign Institutional Investors	580	514665099	514512954	13.53	13.48		
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00		
(h)	Any Other (specify)	0	0	0	0.00	0.00		
	Sub-Total (B)(1)	**1000**	**1919518021**	**1913409316**	**50.46**	**50.27**		
(2)	Non-Institutions						N.A.	N.A.
(a)	Bodies Corporate	3781	210473676	209629836	5.53	5.51		
(b)	Individuals -							
	(i) Individual shareholders holding nominal share capital up to Rs. 1 lakh.	341918	398062490	303084986	10.46	10.42		
	(ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	182	44520212	38017877	1.17	1.17		
(c)	Any Other :							
	(i) NRIs	5733	20825593	13888063	0.55	0.55		
	(ii) Foreign Companies	12	1207401717	863667	31.74	31.62		
	(iii) Foreign Nationals	10	233023	10903	0.01	0.01		
	(iv) Trust	55	1673280	1673280	0.04	0.04		
	(v) Clearing Members	376	1523414	1523414	0.04	0.04		
	Sub-Total (B)(2)	**352067**	**1884713405**	**568692026**	**49.54**	**49.36**		
	Total Public Shareholding (B) = (B)(1) + (B)(2)	**353067**	**3804231426**	**2482101342**	**100.00**	**99.63**	N.A.	N.A.
	TOTAL (A) + (B)	**353067**	**3804231426**	**2482101342**	**100.00**	**99.63**		
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	2	13945364	13927364	N.A.	0.37	N.A.	N.A.
	GRAND TOTAL (A) + (B) + (C)	**353069**	**3818176790**	**2496028706**	**xxx**	**100.00**	0	0.00



ITC Limited
37, J. L. Nehru Road, Kolkata-71

(I)(b) **Statement showing Shareholding of persons belonging to the category " Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	Total shares held		Shares pledged or otherwise encumbered		
		Number	As a % of grand total (A)+(B)+(C)	Number	As a percentage	As a % of grand total (A)+(B)+(C) of sub-clause (I)(a)
(I)	(II)	(III)	(IV)	(V)	(VI) = (V)/(III)*100	(VII)
	-	0	0.00	0	0.00	0.00
	Total	**0**	**0.00**	**0**	**0.00**	0.00


ITC Limited
37, J. L. Nehru Road, Kolkata-71

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
1	Tobacco Manufacturers (India) Limited	992782440	26.00
2	Life Insurance Corporation of India	519431765	13.60
3	Specified Undertaking of the Unit Trust of India	448360545	11.74
4	Myddleton Investment Co. Limited	162103980	4.25
5	The New India Assurance Company Limited	85021835	2.23
6	General Insurance Corporation of India	73367104	1.92
7	The Oriental Insurance Company Limited	70317280	1.84
8	National Insurance Company Limited	65711110	1.72
9	ICICI Prudential Life Insurance Company Ltd.	55557057	1.46
10	Rothmans International Enterprises Limited	51651630	1.35
11	Bajaj Allianz Life Insurance Company Ltd.	39870881	1.05
	Total	**2564175627**	**67.16**

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
	-	0	0.00
	Total	**0**	**0.00**


ITC Limited
37, J. L. Nehru Road, Kolkata-71

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
1	GDRs	13945364	13945364	0.37
	Total	**13945364**	**13945364**	**0.37**

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

NOT APPLICABLE

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
-	-	-	-	-
	Total			

Note: The 'number of shareholders' is based on DP ID & CL ID Nos. (in respect of shares held in dematerialised form) and Account Nos. (in respect of shares held in physical form).


ITC Limited
Nehru Road, Kolkata-71

(III)(a) Statement showing the voting pattern of shareholders, if more than one class of shares/securities is issued by the issuer.

(Give description of voting rights for each class of security.

Class X:

Class Y:

Class Z:)

NOT APPLICABLE

Category Code	Category of shareholder	Number of Voting Rights held in each class of securities			Total Voting Rights (III+IV+V)	Total Voting Rights i.e. (VI)	
		Class X	Class Y	Class Z		As a percentage of (A+B)	As a percentage of (A+B+C)
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)
(A)	**Promoter and Promoter Group**						
(1)	**Indian**						
(a)	Individuals / Hindu Undivided Family						
(b)	Central Government / State Government(s)						
(c)	Bodies Corporate						
(d)	Financial Institutions / Banks						
(e)	Any Other (specify)						
	Sub-Total (A)(1)	0	0	0	0.00	0.00	0
(2)	**Foreign**						
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)						
(b)	Bodies Corporate						
(c)	Institutions						
(d)	Any Other (specify)						
	Sub-Total (A)(2)	0	0	0	0.00	0.00	0
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	0	0	0	0.00	0.00	0
(B)	**Public shareholding**						N.A.
(1)	**Institutions**						N.A.
(a)	Mutual Funds / UTI						
(b)	Financial Institutions / Banks						
(c)	Central Government / State Government(s)						
(d)	Venture Capital Funds						
(e)	Insurance Companies						
(f)	Foreign Institutional Investors						
(g)	Foreign Venture Capital Investors						
(h)	Any Other (specify)						
	Sub-Total (B)(1)	0	0	0	0.00	0.00	
(2)	**Non-Institutions**						N.A.
(a)	Bodies Corporate						
(b)	Individuals - (i) Individual shareholders holding nominal share capital up to Rs 1 lakh. (ii) Individual shareholders holding nominal share capital in excess of Rs 1 lakh						
(c)	Any Other : (i) NRIs (ii) Foreign Companies (iii) Foreign Nationals (iv) Trust (v) Clearing Members						
	Sub-Total (B)(2)	0	0	0	0.00	0.00	
	Total Public Shareholding (B) = (B)(1) + (B)(2)	0	0	0	0.00	0.00	N.A.
	TOTAL (A) + (B)	0	0	0	0.00	0.00	
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**						
	GRAND TOTAL (A) + (B) + (C)	0	0	0	xxx	0.00	0


ITC Limited
37, J. L. Nehru Road, Kolkata-71